UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
August 30, 2010
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑       Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐       No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                   .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED
By:	/s/ Stuart MacKenzie
Name Stuart MacKenzie
	Title:	Group Secretary

Date: September 15, 2010

Appendix 3Z
Final Director’s Interest Notice

Rule 3.19A.3
Appendix 3Z
Final Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity	Lihir Gold Limited

ARBN	069 803 998
We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Dr Ross Garnaut

Date of last notice	22 June 2009

Date that director ceased to be director	13 September 2010
Part 1 – Director’s relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.
Number & class of securities
0 ordinary shares

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Z Page 1

Appendix 3Z
Final Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of securities

Maccullochella Pty Limited (of which Dr Garnaut is a director and shareholder)	167,148 ordinary shares in Lihir Gold Limited which will be acquired by Newcrest Mining Limited (NCM) pursuant to the scheme of arrangement in consideration of the issue of NCM shares and cash.
Part 3 – Director’s interests in contracts

Detail of contract	—

Nature of interest	—

Name of registered holder (if issued securities)	Nil

No. and class of securities to which interest relates	Nil

+ See chapter 19 for defined terms.

Appendix 3Z Page 2	11/3/2002

Appendix 3Z
Final Director’s Interest Notice

Rule 3.19A.3
Appendix 3Z
Final Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity	Lihir Gold Limited

ARBN	069 803 998
We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Bruce Brook

Date of last notice	30 September 2009

Date that director ceased to be director	13 September 2010
Part 1 – Director’s relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.
Number & class of securities
10,850 ordinary shares in Lihir Gold Limited which will be acquired by Newcrest Mining Limited (NCM) pursuant to the scheme of arrangement in consideration of the issue of NCM shares and cash.

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Z Page 1

Appendix 3Z
Final Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of securities
Note: Provide details of the circumstances giving rise to the relevant interest

Mrs GD Brook and Eagle’s Rest 156 Pty Limited as trustee for the Brook Family Super Fund	56,880 ordinary shares in Lihir Gold Limited which will be acquired by Newcrest Mining Limited (NCM) pursuant to the scheme of arrangement in consideration of the issue of NCM shares and cash.
Part 3 – Director’s interests in contracts

Detail of contract	Not applicable

Nature of interest

Name of registered holder (if issued securities)

No. and class of securities to which interest relates

+ See chapter 19 for defined terms.

Appendix 3Z Page 2	11/3/2002

Appendix 3Z
Final Director’s Interest Notice

Rule 3.19A.3
Appendix 3Z
Final Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity	Lihir Gold Limited

ARBN	069 803 998
We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Dr Peter Cassidy

Date of last notice	28 April 2009

Date that director ceased to be director	13 September 2010
Part 1 – Director’s relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.
Number & class of securities
19,407 ordinary shares in Lihir Gold Limited which will be acquired by Newcrest Mining Limited (NCM) pursuant to the scheme of arrangement in consideration of the issue of NCM shares and cash.

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Z Page 1

Appendix 3Z
Final Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of securities
Note: Provide details of the circumstances giving rise to the relevant interest

Cassidy Waters Pty Limited as trustee for the Cassidy Superannuation Fund	26,667 ordinary shares in Lihir Gold Limited which will be acquired by Newcrest Mining Limited (NCM) pursuant to the scheme of arrangement in consideration of the issue of NCM shares and cash.
Part 3 – Director’s interests in contracts

Detail of contract	Not applicable

Nature of interest

Name of registered holder
(if issued securities)

No. and class of securities to which interest relates

+ See chapter 19 for defined terms.

Appendix 3Z Page 2	11/3/2002

Appendix 3Z
Final Director’s Interest Notice

Rule 3.19A.3
Appendix 3Z
Final Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity	Lihir Gold Limited

ARBN	069 803 998
We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Dr Michael Etheridge

Date of last notice	17 September 2009

Date that director ceased to be director	13 September 2010
Part 1 – Director’s relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.
Number & class of securities
0 ordinary shares

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Z Page 1

Appendix 3Z
Final Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of securities
Note: Provide details of the circumstances giving rise to the relevant interest

Tectonex Geoconsultants Pty Limited as trustee for the Etheridge Superannuation Fund	73,501 ordinary shares in Lihir Gold Limited which will be acquired by Newcrest Mining Limited (NCM) pursuant to the scheme of arrangement in consideration of the issue of NCM shares and cash.
Part 3 – Director’s interests in contracts

Detail of contract	Not applicable

Nature of interest

Name of registered holder (if issued securities)

No. and class of securities to which interest relates

+ See chapter 19 for defined terms.

Appendix 3Z Page 2	11/3/2002

Appendix 3Z
Final Director’s Interest Notice

Rule 3.19A.3
Appendix 3Z
Final Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity	Lihir Gold Limited

ARBN	069 803 998
We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Lady Winifred Kamit

Date of last notice	29 June 2009

Date that director ceased to be director	13 September 2010
Part 1 – Director’s relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities

0 ordinary shares

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Z Page 1

Appendix 3Z
Final Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of securities
Note: Provide details of the circumstances giving rise to the relevant interest

Kamchild Limited (of which Lady Winifred is a director and shareholder)	2,667 ordinary shares in Lihir Gold Limited which will be acquired by Newcrest Mining Limited (NCM) pursuant to the scheme of arrangement in consideration of the issue of NCM shares and cash.
Part 3 – Director’s interests in contracts

Detail of contract	Not applicable

Nature of interest

Name of registered holder (if issued securities)

No. and class of securities to which interest relates

+ See chapter 19 for defined terms.

Appendix 3Z Page 2	11/3/2002

Appendix 3Z
Final Director’s Interest Notice

Rule 3.19A.3
Appendix 3Z
Final Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity	Lihir Gold Limited

ARBN	069 803 998
We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Geoff Loudon

Date of last notice	2 January 2002

Date that director ceased to be director	13 September 2010
Part 1 – Director’s relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.
Number & class of securities
143,840 ordinary shares in Lihir Gold Limited which will be acquired by Newcrest Mining Limited (NCM) pursuant to the scheme of arrangement in consideration of the issue of NCM shares and cash.

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Z Page 1

Appendix 3Z
Final Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of securities
Note: Provide details of the circumstances giving rise to the relevant interest

NIL
Part 3 – Director’s interests in contracts

Detail of contract	Not applicable

Nature of interest

Name of registered holder (if issued securities)

No. and class of securities to which interest relates

+ See chapter 19 for defined terms.

Appendix 3Z Page 2	11/3/2002

Appendix 3Z
Final Director’s Interest Notice

Rule 3.19A.3
Appendix 3Z
Final Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity	Lihir Gold Limited

ARBN	069 803 998
We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Alister Maitland

Date of last notice	28 April 2009

Date that director ceased to be director	13 September 2010
Part 1 – Director’s relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.
Number & class of securities
0 ordinary shares

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Z Page 1

Appendix 3Z
Final Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of securities

The Alister Maitland Superannuation Fund	82,637 ordinary shares in Lihir Gold Limited which will be acquired by Newcrest Mining Limited (NCM) pursuant to the scheme of arrangement in consideration of the issue of NCM shares and cash.
Part 3 – Director’s interests in contracts

Detail of contract	Not applicable

Nature of interest

Name of registered holder (if issued securities)

No. and class of securities to which interest relates

+ See chapter 19 for defined terms.

Appendix 3Z Page 2	11/3/2002